EXHIBIT 35.3
REGULUS
A 3i Infotech Company
Report on Assessment of Compliance with Regulation AB Item 1123
Pursuant to Item 1123 of Regulation AB, a review of the Regulus’ activities during the year ended December 31, 2010 (the “Reporting Period”) and of its performance under the servicing agreement between Regulus and American Express (the “Servicing Agreement”) has been made under the undersigned officer’s supervision. To the best of such officer’s knowledge, based on such review, Regulus has fulfilled its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

/s/ Kathleen Hamburger
Kathleen Hamburger
Chief Executive Officer and President
February 11, 2011